RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

LOULO PHASE ONE ON BRINK OF PRODUCTION
DEVELOPMENT OF UNDERGROUND MINE GETS GO-AHEAD

London, 3 August 2005 - London and Nasdaq listed gold miner Randgold Resources said today the commissioning of the first phase of its new Loulo mine in Mali was nearing completion with first gold production likely later this month.

At the same time the company announced that it had decided to proceed with the development of an underground leg to the mine - originally conceived as an open-cast operation - following the completion of an SRK development study which demonstrated a robust project with the potential to add significantly to Loulo's life and value.

"The results of the development study are in line with our most optimistic expectations, confirming that the down-dip extensions of the Yalea and Loulo 0 orebodies, currently being mined as open-pits, are eminently exploitable," said chief executive Dr Mark Bristow.

"We're currently focusing on optimising the open-cast to underground interface and mining schedules. At this stage, we're looking at starting the shaft-sinking next year, with full production being achieved by 2009. Combined, and on the assumption that it is a stand alone project, the two underground mines can produce approximately 1.8 million ounces of gold (recovered) over a 10-year period, with the potential for more to come as we continue drilling out the orebodies. Consequently, a programme that integrates feed from the open pits and underground, will lead to longer life and more optimal production profiles."

Meanwhile commissioning of the opencast mine, the plant and the associated works is making steady progress. Completion has been delayed by a few weeks, mainly by logistical issues, but Bristow noted that it was still some five months ahead of the original target date of January 2006. Mining started in December 2004 and a significant ore stockpile of 220 000 tonnes at a very comforting grade of
4.5g/t, has already been built up. Bristow said the slight commissioning delay should not affect the mine's planned production of 100 000 ounces to the end of
2005.

Randgold Resources has also reported its results for the quarter and half-year to June. Profit from mining was US$16.3 million for the quarter (Q2 2004: US$3.6 million) and US$35 million for the half-year (2004: US$11.4 million).

During the quarter the company's joint-venture Morila mine in Mali continued to return to full production levels. Plant throughput rose by almost 100 000 tonnes, a 12% improvement on the previous quarter, and gold production of 165
359 ounces was in line with forecasts. Bristow said Randgold Resources was working closely with the operator to achieve consistent and sustainable production and contain costs.

Elsewhere in west Africa, Randgold Resources has completed a review of the prefeasibility study of its Tongon project in Cote d'Ivoire, in anticipation of a return to normality in that country after the elections scheduled for October this year. The updated resource at Tongon now totals 3.2 million ounces. A preliminary assessment based on a mineable resource of 1.5 million ounces estimated only for the project's southern zone indicates that Tongon meets the company's hurdle rates for further investment. A production decision will be made after a final feasibility study, which will be completed within two years of the re-start of exploration activities.

On the exploration front the company has maintained its competitive edge in the face of increased activity from junior miners through a strong drive to find new ounces in its target countries, in line with its

commitment to organic growth. Following a very successful field season, focus is now on processing, planning and preparing for the next one.

"Our strategy in the past field season has been to identify new targets and opportunities, and consequently the main emphasis has been on our generative function. Among other things, this has produced a new west African GIS study which has resulted in the acquisition of seven new permits in three countries and the submission of an additional 15 applications in five countries. In total,
Randgold Resources now holds a total land package of more than 11 500 square kilometres containing 141 targets in six African countries," Bristow said.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form
20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold
Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the
SEC's industry guide number 7.